Sara Yang Bosco Senior Vice President, Secretary and General Counsel Emerson Electric Co. 8000 West Florissant Avenue P.O. Box 4100 St. Louis, MO 63136-8505
February 14, 2018

VIA EDGAR
Cecelia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Emerson Electric Co.
Form 10-K for Fiscal Year Ended September 30, 2017
Filed November 20, 2017
File 001-00278

Dear Ms. Blye:

We are responding to your comment letter dated February 1, 2018 relating to the Emerson Electric Co. Form 10-K. For ease of reference, we have repeated the Staff’s comment before each response.

COMMENT

Form 10-K for the Fiscal Year ended September 30, 2017
General

1.
In your letter to us dated February 13, 2015, you discussed contacts with Sudan. Your website sets forth a July 2017 list of AMS Trex Countries with Wireless Approval that includes Sudan. As you know, Sudan is designated by the State Department as a state sponsor of terrorism and is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan since your 2015 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. You should address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

Ms. Cecelia Blye                                     Page 2 of 2
United States Securities and Exchange Commission
February 14, 2018

RESPONSE

The referenced listing on the Emerson website is a general listing of all counties in which the AMS (Asset Management Suite) Trex product has been qualified for use. The qualification in Sudan was based on Sudan’s acceptance of a general qualification standard applicable in other countries that the AMS Trex product satisfies. Emerson had no contact with Sudan in receiving qualification for the AMS Trex product. AMS Trex is a handheld device configuration tool for intelligent process control devices.

Emerson has not engaged in any business with Sudan since our February 13, 2015 letter. Because we have not engaged in business with Sudan since 2015, we can confirm that Emerson business with Sudan: (1) is immaterial to Emerson, both quantitatively and qualitatively; (2) has had no impact on our business; and (3) has not involved any dual-use products.

In late 2017, Emerson changed its policy to allow business with Sudan provided it is conducted in compliance with all applicable laws. Through the date of this letter, no such business has occurred, and at this point we are not aware of any plans for any such business occurring going forward.

If Emerson were to engage in legally-permissible business in Sudan in the future, we have robust programs in place to ensure that such business is conducted in compliance with all applicable laws, including export control and economic sanctions rules. Furthermore, any such business would be evaluated for materiality, both quantitative and qualitative, and disclosed in our periodic SEC filings as appropriate.

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Should you have questions regarding any of the items addressed in this letter, please contact me at (314) 553- 2730 or, in my absence, Emerson’s Senior Executive Vice President and Chief Financial Officer, Frank J. Dellaquila at (314) 553-2217.

Emerson Electric Co.

/s/ Sara Yang Bosco

Sara Yang Bosco
Senior Vice President, Secretary and General Counsel

cc:    Amanda Ravitz, Assistant Director
Frank J. Dellaquila, Senior Executive Vice President and Chief Financial Officer
Michael J. Baughman, Vice President, Accounting, Controller and Chief Accounting Officer